Filed Pursuant to Rule 253(g)(2)
File No. 024-11212

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 30 DATED JUNE 23, 2022
TO THE OFFERING CIRCULAR DATED JULY 26, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise East Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated July 26, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 26, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

4653 Nall Road Controlled Subsidiary – Farmers Branch, TX

On June 16, 2022, we acquired ownership of a “majority-owned subsidiary,” FRIND-Nall, LLC (the “4653 Nall Road Controlled Subsidiary”), for an initial purchase price of approximately $1,573,000 which is the initial stated value of our equity interest in the 4653 Nall Road Controlled Subsidiary (the “4653 Nall East Coast Opportunistic REIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the 4653 Nall Controlled Subsidiary for an initial purchase price of approximately $14,159,000 (the “4653 Nall Interval Fund Investment” and, together with the 4653 Nall East Coast Opportunistic REIT Investment, the “4653 Nall Investment”). The 4653 Nall Controlled Subsidiary used the proceeds of the 4653 Nall Investment to acquire a fully leased industrial building containing approximately 66,437 square feet of net rentable area on an approximately 3-acre site located at 4653 Nall Road, Farmers Branch, TX 75244 (the “4653 Nall Property”). The initial 4653 Nall East Coast Opportunistic REIT Investment was funded with proceeds from our Offering, and the closing of the initial 4653 Nall Investment and the 4653 Nall Property occurred concurrently.

The 4653 Nall Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the 4653 Nall East Coast Opportunistic REIT Investment, we have authority for the management of the 4653 Nall Controlled Subsidiary, including the 4653 Nall Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total 4653 Nall Property purchase price, paid directly by the 4653 Nall Controlled Subsidiary.

The total purchase price for the 4653 Nall Property was approximately $15,732,000, or approximately $237 per rentable square foot. We anticipate soft costs and fees of approximately $189,000 for the closing of the acquisition, bringing the total projected project cost for the 4653 Nall Property to approximately $15,921,000.

The 4653 Nall Property was delivered in 1973 and renovated in 2021. It is 100% leased to Saltbox, Inc. No financing was used for the acquisition of the 4653 Nall Property; however, financing may be pursued at a later date.

The 4653 Nall Property is located on approximately 3 acres of improved land in Dallas County. The 4653 Nall Property is approximately 1 mile from the I-635 interchange and 20 miles to downtown Dallas, TX.

The following table contains underwriting assumptions for the 4653 Nall Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Average Annual Rent Growth	Projected Exit Cap Rate	Projected Hold Period
4653 Nall	5.00%	4.25%	11 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise East Coast Opportunistic REIT, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.